SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 19 December 2018

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 19 December 2018

Exhibit No: 99.1

InterContinental Hotels Group PLC ("IHG" or the "Company")

Transaction in Own Shares

Further to the announcement on 18 December 2018, IHG announces that it has purchased through Goldman Sachs International, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 4 May 2018, the following number of its ordinary shares of 19 17/21 pence each ("Shares") on the London Stock Exchange as part of the buyback programme announced on 18 December 2018:

Date of purchase:	18 December 2018
Number of Shares purchased:	10
Highest price paid per Share:	4,176 pence
Lowest price paid per Share:	4,159 pence
Average price paid per Share:	4,166 pence

The Company intends to cancel all of the purchased Shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), the schedule below contains detailed information about the individual purchases made by Goldman Sachs International on behalf of the Company as part of the buyback programme.

Schedule of Purchases

Shares purchased:	InterContinental Hotels Group PLC ordinary shares of 19 17/21 pence each
ISIN:	GB00BD8QVH41
Date of purchases:	18 December 2018
Investment firm:	Goldman Sachs International

Aggregate information:

Venue	Volume-weighted average price, pence	Aggregated volume
London Stock Exchange	4,166 pence	10

Individual transactions:

Number of shares purchased	Transaction price (pence per share)	Time of transaction	Trading venue	Transaction Reference
2	4,160	08:38:51	London Stock Exchange	E0cHSJ1Tz1EI
2	4,159	08:44:06	London Stock Exchange	E0cHSJ1TzAXn
2	4,159	08:50:00	London Stock Exchange	E0cHSJ1TzLzA
4	4,176	09:17:46	London Stock Exchange	E0cHSJ1U0FZz

For further information

Investor Relations (Heather Wood; Matthew Kay)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

Notes to editors

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid® hotels, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,500 hotels and approximately 826,000 guest rooms in almost 100 countries, with more than 1,800 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 375,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	19 December 2018